SALE AND PURCHASE
                                 AGREEMENT




                                 TRUENET
                               CORPORATION






                            TrueNet Corporation
                       324 Datura Street, Suite 150
                      West Palm Beach, Florida 33401
                          Phone: (561) 832-8832
                           Fax: (561) 832-8388


                            January 31, 1997

                        SALE & PURCHASE AGREEMENT

Parties - This Sale & Purchase Agreement entered into as of the 31st day of January 1997, is by and between Net Lnnx, Inc., a publicly traded Pennsylvania Corporation, (Ronald W. Hayes, President), herein called "Seller" of 324 Datura Street, Suite 150, West Palm beach, Florida 33401; and The Banana Corporation, Inc., a Florida Corporation, (Tarek Kirschen, President) herein called "Buyer" of Mercede Executive Park, 1802-102 North University Drive, Plantation, Florida 33322, collectively herein known as Parties.

Agreement - In consideration of the mutual covenants and the respective undertakings of the Parties hereto, and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Parties agree, subject to the following terms and conditions, to Sell and Purchase, respectively, one hundred (100%) percent of the Common Stock of the assets as identified herein of TrueNet Corporation. TrueNet Corporation, herein called TrueNet, is a Florida Corporation in good standing, presently operated by the Seller as an Internet Service Provider (ISP) business in the Commerce Center at 324 Datura Street, Suite 150, West Palm Beach, Florida 33401.

Sellers Representation - As of the date of this Agreement, the Seller represents that TrueNet is an operating Internet Service Provider business legally operating in West Palm Beach; that all hardware, software, peripherals, and equipment reasonably required to operate the TrueNet ISP business for dial-up and ISDN accounts, Internet serving, and mail serving are being transferred to the Buyer under the terms and conditions herein; and that all material information pertaining to the business, corporation, and equipment lease obligations has been provided to the Buyer. Further, the Seller represents that, as of the date of execution of this Agreement, TrueNet, Inc., has no outstanding obligations, momentarily, contractually, or otherwise, and the said stock and assets are being transferred to the Buyer free and clear of all liens and encumbrances, except for equipment lease obligations specifically listed herein and Customer Service Contracts transferred herewith.

Seller Stock Transfer - The Seller herewith transfers to the buyer one hundred (100%) percent of the common stock of TrueNet Corporation, free and clear of all liens, encumbrances, UCC filings, tax liabilities, employee wages or withholding taxes, and/or any other liabilities as of the date of this Agreement, except for equipment lease payment obligations undertaken by the buyer as herein identified. All corporate records, corporate minute book, accounting ledgers, financial statements, tax records, and all other related corporate documents shall be immediately delivered to the buyer upon the execution of this Agreement, together with the appropriately endorsed stock certificates.

Trade name Transfer - The Seller herewith transfers to the Buyer all ownership in and the full exclusive rights to the "TrueNet" trade name, trademark and logotype, which shall be conveyed free and clear of all liens and encumbrances.

Operating License - The Seller will permit TrueNet Corporation, under the ownership of the buyer, to utilize the current city and/or county occupational/mercantile license(s) required for business operations at the location, until such time as the said license expires, is renewed by TrueNet Corporation, or is transferred to the Banana Corporation.

Equipment Transfer - The Seller herewith transfers to the Buyer all of the equipment listed in Exhibit I of this Agreement, together with any other equipment remaining on the premises, free and clear of all liens and encumbrances. Initials in the designated area by both Parties, next to each individual item on the chart, indicates the respective transfer and receipt. All warranties, service contracts, manuals, receipts, and other related documentation and back-up tapes shall be provided to the Buyer.

Equipment Leases - The Seller herewith transfers to the Buyer all of the equipment listed in Exhibit II of this Agreement, subject to the remaining lease payments, account balances, and residuals which the Seller represents as true and accurate. Initials in the designated area by both parties, next to each individual item on the chart, indicates the respective transfer and receipt. The Buyer shall assume the responsibility to pay all contract amounts at current lease rates. Payment shall be made on behalf of the original Lessee who shall remain on the original lease, at the same time and manner as listed in the original lease. The Buyer's equipment lease payment responsibility shall commence April 1st, 1997. The Seller shall be responsible to pay interim payments and for any remaining leased equipment not transferred to the Buyer, and such payment and/or other obligations under the lease shall be made on a timely basis as to not affect the Buyer's use of the said equipment throughout the lease term. All warranties, service contracts, manuals, receipts, and other related documentation hall be provided to the Buyer.

Leased Equipment Purchase - The Buyer shall have the exclusive right of first refusal to purchase all of the transferred equipment listed in Exhibit II of this Agreement outright at the end of the lease at the residual amount and time frame specified in the original lease(s). The Buyer shall give a 30-day notice to the Seller prior to the expiration of the lease of its decision to exercise its purchase option.

Customers - The Seller agrees that all existing lead lists, customer proposals, and service contracts shall be transferred and remain with the TrueNet business. The Seller shall not notify, solicit, or otherwise contact said existing or former prospects or customers for any purpose, without the express written permission of the Buyer. The Seller shall provide the Buyer a list of all accounts, both current and former, together with their respective account and payment records and account information. The Seller will assist the Buyer, on a reasonable basis until April 1st, 1997, to retain customer through positive public relations efforts and to obtain referral letters from existing customers as directed by the Buyer.

Merchant Account - Seller shall assist Buyer in assuming the use and ownership transfer of TrueNet's merchant account (i.e., Visa, MasterCard, etc.).

Existing Phone Lines - The Buyer shall assume the responsibility for the payment of all telephone services necessary to provide ISP service and operate the business of the execution of this Agreement. The Seller shall cooperate with the Buyer in transferring the necessary services in a smooth and orderly fashion as not to interrupt existing customer service or business operations. At the option of the Buyer, the Seller shall transfer the existing contracts for both local phone lines and the T1 connection to the Buyer together with all existing equipment installed/owned by the provider(s) which shall remain connected on the premises. Buyer shall have a period of not more than 60-days to establish or transfer such services into a billing account under TrueNet, Inc. Seller shall immediately pay any outstanding account balances to telephone providers.

Phone Numbers - The Seller shall provide the Buyer with the continuing use of its current telephone numbers including its primary Business Number 561-832-8832, Fax Number 561-832-8388, and Dial-up Number 561-832-8880; and
shall assist the Buyer effectuating a transfer of such telephone numbers with the Telephone company.

Yellow Page Ads - Any prepaid Yellow Page advertising shall be transferred to the Buyer. The Buyer shall not be responsible for any Yellow Page advertising contracted by the Seller, unless otherwise agreed to in writing following a review of the said contracts.

Internet Numbers - The Seller shall provide the Buyer with the continuing use of its current Internet-related identification and access numbers including those for servers, domain names, e-mail addresses, URLs, and other Internet-related numbers presently in place and/or required for the TrueNet operation. The Seller shall assist the Buyer in effectuating a transfer of such numbers with InterNic and similar registrars including search engines listings.

Web Design/Software - The Seller shall provide the Buyer with the continuing use of TrueNet's WebPage(s) and shall provide a disk copy of the said WebPage(s), dial-up configuration disk(s), and other materials developed for Web presence, Web Hosing, and Web marketing together with all operating systems, utilities, productivity, Web development/accounting, Graphics, or other software programs presently owed by the Company. The Seller shall assist the Buyer in effectuating an immediate transfer of the ownership rights, and licensure of these materials to the Buyer.

Premises Lease - The Buyer will assume the occupation of the existing premises which comprises approximately 1,250 square feet. The Seller shall remove all items not being transferred to the Buyer from the premises by January 31, 1997, and shall be relieved of lease obligations upon expiration of such lease on the same day, subject to the Lease Deposit provision below. The Buyer shall immediately assume premises lease obligations, under a new lease negotiated with the Commerce Center.

Lease Deposit - The Seller shall provide the Buyer with the continuing use of its current lease security deposit throughout the period during which the Seller occupies a space of approximately 64-100 square feet within the TrueNet office; which period shall not be less than 90-days from the date of this Agreement. Following the 90-day period and the vacating of the office by the Seller, the Buyer shall reimburse the Seller in an amount equal to the said security deposit. At its option, the Buyer can require the Seller to vacate the premises at any time following security deposit reimbursement and the expiration of the said 90-day period. During occupation, the Seller shall be responsible for its own business expenses including telephone service, local and long-distance phone/fax calls, office supplies, and any other such expense.

Account Adjustments - Except for Equipment Leases, all current obligations that are necessary for the continued operation of the Business and accounts receivable shall be adjusted as of the date of the execution of this Agreement. The Seller shall provide the Buyer with a complete list of TrueNet's obligations, contracts, and other expenses originated by the Seller and necessary for the continued operation of the TrueNet business. The Seller shall have paid all outstanding obligations, be responsible to pay all outstanding obligations, or otherwise make arrangement to pay the obligations or fulfill the said contracts as of the date of the execution of this Agreement, while immediately releasing TrueNet and/or the Buyer of any such obligations. The Buyer, at its option may continue with the contracts under True Net, or terminate contracts it deems unrelated to the service or unnecessary to the operation and/or replace such service under more favorable terms and conditions. The Buyer shall be responsible for all continued or newly-opened accounts as of the date of execution of this Agreement. Current licenses, registrations, subscriptions, and other prepaid expenses shall be transferred to the Buyer without adjustment.

Seller Stock Transfer - The Buyer herewith transfers to the Seller ownership of ten (10%) percent of the common stock (100,000 shares) of the Banana Corporation, Inc., (or its Successor) a Florida corporation, with 1,000,000 authorized shares of founder's common stock. The appropriately endorsed stock certificates shall be transferred no later than 60 days following the execution of this Agreement, together with the Company's standard shareholder agreement which must be authorized by the Seller at the time of such transfer. The said shareholder agreement shall restrict the sale of this stock for a 36-month period, except in the event of the exercise of the Buyer's repurchase provision described in the next section.

Stock Re-Purchase Provision - Prior to the expiration of one year from the execution of this Agreement, the Seller (Net Lnnx) agrees that the Buyer (Banana Corp.), at its option, may re-purchase its common stock at a price of $1.50 per share up to fifty (50%) percent of the shares of stock originally transferred to the Seller (50,000 shares). If the Buyer exercises this re-purchase provision, the Seller's Stock Purchase Option described in the next section shall be considered null and void. Upon timely notification from the Buyer, the Parties agree to enter into an agreement for the repurchase of the said stock, which transaction shall close no later than 6-months following the full execution of the repurchase agreement.

Stock Purchase Option - At the time of a secondary offering, but in no event later than the expiration of one year from the execution of this Agreement, whichever occurs first, the Buyer agrees that the Seller may purchase additional stock, equally from the Company's, excluding shares owned by Net Lnnx, Inc., at a price of $1.50 per share upon to a maximum of 100,000 shares equal to an additional ten (10%) percent ownership share at the founder level prior to any dilution (based on the current 1,000,000 shares in the Company, whi ch may be adjusted). This Option is subordinate to the above Stock
Re-Purchase Provision, regardless of the order of notification.

Press Releases - All press releases by Net Lnnx, Inc. relating to the ownership transfer of TrueNet require the prior approval of Banana Corp., Inc., which approval will not be unreasonably withheld.

Location - The Buyer agrees to operate the Internet Service Provider business, and continue to maintain the Equipment listed herein at its current location until such time as the liste equipment is fully paid for and ownership is transferred to the Buyer by the leasing company who presently holds a security interest therein. The location may not be changed without the Seller's prior written consent, which consent shall not be unreasonably withheld provided that any relocation is within 75 miles of the present location, and does not interrupt the operation of the business for more than sixty (60) calendar days from the time of closing the original location to the opening of the new location.

Unfair Competition - The Seller agrees, in the event it continues to operate or subsequently begins to operate any other business, not to use any reproduction or colorable imitation of the Proprietary Marks, Trade Dress, methods of operation or undertake any other conduct either in connection with such other business or the promotion thereof, which is likely to cause confusion, mistake or deception, or which is likely to dilute the Buyer's rights in and to the Proprietary Marks. In addition, the Seller agrees not to utilize any designation of origin or description or representation which falsely suggests or represents an association or connection with TrueNet, Banana On-Line, The Banana Corporation or any of affiliates so as to constitute unfair competition. This section shall not be deemed to relieve, directly or indirectly, the Seller's obligations under the section(s) below.

Competition with the Buyer - The Seller agrees that the Buyer would be unable to protect its Confidential Information against unauthorized use or disclosure and would be unable to encourage a free exchange of ideas and information within its business or franchisees system if the Seller, a stockholder in the Buyer's company, were permitted to hold interests in any Competitive
Business. Therefore, the Seller covenants that during a 36-month period following the execution of this Agreement, except as otherwise provided in this Agreement or approved in writing by the Buyer, that the Seller will not directly or indirectly, as owner, officer, director, employee, agent, lender, investor, broker, consultant, franchisee or in any other similar capacity whatsoever be connected in any manner with the ownership, management, operation or control, or conduct of a Competitive Business within the United States (provided that this restriction shall not apply to a 5% or less beneficial interest in a publicly-held corporation). The Seller acknowledges and confirms that the length of the term and geographical restrictions contained in this Section are fair and reasonable and are not the result of overreaching, duress or coercion of any kind. The Seller further acknowledges and confirms that its full, uninhibited and faithful observance of each of the covenants contained in this Section will not cause any undue hardship, financial or otherwise, and that enforcement of each of the covenants contained in this Section will not impair its ability to obtain employment commensurate with its abilities and on terms fully acceptable to its or otherwise to obtain income required for the comfortable support of its or its family, and the satisfaction of the needs of its creditors. The Seller acknowledges and confirms that its special knowledge of the business of an Internet Service Provider and/or Internet-related retail store/cafe (and anyone acquiring such knowledge through the Seller) is such as would cause the Buyer and its business serious injury and loss if it (or anyone acquiring such knowledge through the Seller) were to use such knowledge to the benefit of a competitor or were to compete with the Buyer or any of its company-owned ISPs and/or Internet related retail stores, catalog distributors, multilevel distributors, or franchisees. In the event that any court shall finally hold that the time or territory or any other provision stated in this Section constitutes an unreasonable restriction upon the Buyer, the Seller agrees that the provisions of this Agreement shall not be rendered void, but shall apply as to time and territory or to such other extent as such court may judicially determine or indicate constitutes a reasonable restriction under the circumstances involved.

Diversion of Business and Interference with the Buyer - The Seller covenants that a 36-month period following the execution of this Agreement, except as otherwise provided in this Agreement or approved in writing by the Buyer that the Seller will not directly or indirectly, solicit or otherwise attempt to induce, by combining or conspiring with, or attempting to do so, or in any other manner influence any Business Affiliate of the Buyer to terminate or modify his, her or its business relationship with the Buyer or to compete against the Buyer; or in any manner wrongfully interfere with, disturb, disrupt, decrease or otherwise jeopardize the business of the Buyer.

Miscellaneous Terms and Conditions

A) Amendments. The provisions of the Agreement may not be amended, supplemented, waived or changed orally, but only by a writing signed by the Party s to whom enforcement of any such amendment, supplement, waiver or modification is sought and making specific reference to the Agreement.

B) Binding Effect. All of the terms and provisions of the Agreement, whether so express or not, shall be binding upon, inure to the benefit of, and be enforceable by the Parties and their respective administrators, executors, legal representative, heirs, successors and permitted assigns.

C) Severability. If any provision of the Agreement or any other Agreement entered into pursuant hereto is contrary to, prohibited by or deemed invalid under applicable law or regulation, such provision shall be inapplicable and deemed omitted to the extent so contrary, prohibited or invalid, but the remainder hereof shall not be invalidated thereby and shall be given full force ad effect so far as possible.

D) Survival. All covenants, agreements, representations and warranties made herein or otherwise made in writing by any party pursuant hereto shall survive the execution and delivery of the Agreement and the consummation to the transactions contemplated hereby.

E) Waivers. The failure or delay of any Party at any time to require performance by another Party of any provision of the Agreement, even if known, shall not affect the right of such Party to require performance of that provision or to exercise any right, power or remedy hereunder. Any waiver by any Party of any breach of any provision to the Agreement should not be construed as a waiver of any continuing or succeeding breach of such provision, a waiver of the provision itself, or a waiver of any right, power or remedy under the Agreement. No notice to or demand on any party in any case shall, of itself, entitle such party to any other or further notice of demand in similar or other circumstances.

F) Third Parties. Unless expressly stated herein to the contrary, nothing in the Agreement, whether express or implied, is intended to confer rights or remedies under or by reason of the Agreement to any person other than the Parties hereto and their respective administrators, executors, other legal representatives, heirs, successors and permitted assigns.

G)     Jurisdiction and Venue.   The Parties acknowledge that a substantial
portion of negotiations and anticipated performance and execution of the Agreement occurred or shall occur in Palm Beach County, Florida, and that, therefore, without limiting the jurisdiction or venue of any other federal or state courts, each of the Parties irrevocably and unconditionally (a) agrees that any suit, action or legal proceeding arising out of or relating to the Agreement may be brought in the courts of record of the State of Florida in Palm Beach County or the court of the United States, Southern District of Florida; (b) consents to the jurisdiction of each such court in any suit, action or proceeding; (c) waives any objection which it may have to the laying of venue of any such suit, action or proceeding in any of such courts.

H) Enforcement Costs. If any legal action or other proceeding is brought for the enforcement of the Agreement or because of an alleged dispute, breach, default, or misrepresentation in connection with any provision of the Agreement, the successful or prevailing Party or Parties shall be entitled to recover reasonable attorneys fees, sales and use taxes, court costs and all expenses even if not taxable as a court cost (including without limitation, all such fees, taxes, costs and expenses incident to arbitration, appellate, bankruptcy and post-judgment proceedings), incurred in that action or proceeding, in addition to any other relief to which such Party or Parties may be entitled. Attorneys' fees shall include, without limitation, paralegal fees, investigative fees, administrative costs, sales and use taxes and all other charges billed by the attorney to the prevailing Party.

I) Governing Law. The Agreement and all transactions contemplated by the Agreement shall be governed by, and construed and enforced in accordance with, the internal laws of the State of Florida with regard to principles of conflicts of laws.

J) Entire Agreement. The Agreement, its Exhibits, its Addendum (if any), and all other written agreements related to this Agreement and expressly referenced in this Agreement, represents the entire understanding and agreement among the Parties with respect to the subject matter hereof, and supersedes all other negotiations, understandings and representations (if any) mad by and among such Parties. No representations, inducements, promises or agreements, oral or otherwise, if any, not embodied in this Agreement, its Exhibits and all other written agreements related to this Agreement and expressly referenced in this Agreement shall be of any force and effect.

K) Interpretation. Each of the parties acknowledge that they have been or have had the opportunity to have been represented by their own counsel throughout the negotiations and at the execution of this Agreement and all of the other documents executed incidental to this Agreement and, therefore, none of the parties shall, while this Agreement is effective or after its termination, claim or assert that any of the provisions of this Agreement or any of the other documents should be construed against the drafter of this Agreement or any of the other documents.

L) Receipt of Completed Agreement. The Parties acknowledge the receipt of a completed copy of this Agreement and all related agreements, containing all materials terms, with all blanks filled in (except for the date, signatures and any minor matters not material to the agreements) prior to the execution of this Agreement.

M) Notices. Any notice required or permitted to be given under this Agreement shall be sufficient in writing, and if sent be registered mail to either Party at his or its last known address.

N) Indemnification. Parties will indemnify and hold Constructive Ideas, Inc. and Fred C. Kriss harmless for any claims initiated by themselves or by any customers, suppliers, investors, lenders, or other third parties arising out of its relationship with the Parties.

O) Further Assurances. The Parties agree to execute and deliver such further and other transfers, assignments, and documents, and to do all matters and things that are legally required or reasonably necessary to effectuate the intentions of this Agreement. This provision shall survive the closing.

P) Authority. The Parties acknowledge that they are corporate officers of, and have the legal authority to obligate, their respective corporations to this Agreement on which the full and proper name of Corporation(s) and officer's title appear at the signature line below.

Q) Executed Agreement Copies. The Parties agree that a fully executed copy of this agreement has been delivered to each party immediately upon its mutual acceptance.

Acceptance - Intending to be legally bound, the above terms and conditions are accepted by both parties on date indicated.

Agreed for Banana Corporation, Inc.: /s/Tarek Kirschen, President
                                    Date: 01/31/97

Agreed for Net Lnnx, Inc. /s/Ronald W. Hayes, President
                                    Date: 01/31/97


Exhibit I - Equipment Purchase                Q          Serial   Description            Initial
                                              N

Terminal Server (30 modems)                   1                   Livingston Portmaster
Patch Panel & Cable                           1
Local Network & Hub (Ethernet) 13-com FMS2
StarPlus Digital Phone System                 5
 & Phones
White Board                                   1
Right Angle Desks (1)                         3
Desk (1)                                      1
Desk Chairs (1)                               3
Casual Chairs (1)                             3
Lateral File (1)                              1
5-Shelf Unit (1)                              1
Typing Table                                  1
Literature Rack                               1
____________________________________

Note 1 - Matching sets - dark colored office furniture



Exhibit II - Equipment Leases      Serial              Q     Cost/    Price     Total     Rent     Initial
                                                       N     1000
Internet Server HP                 5-133LC4441149      1     39.32    10,327              406

Internet Server HP 5-133LC         4141152             1     39.32    10,317              406

Internet Server HP 5-133LC

Router (Cisco 2501)                25508885            1     48.44     2,400              115

Modem USRobotics Sportster 28.8                        44    48.44       187              216

ISDN Router - Ascend               6121446             1     48.44    16,825              815
  (96/128K)

UPS SmartModem 700 (APC)           595127910885        1     48.44       398              12.20

UPS SmartModem 700 (APC)           596017969490        1     48.44       398

UPS SmartModem 700 (APC)           596017969488        1     48.44       398

UPS SmartModem 700 (APC)           S76017969492        1     48.44       398

UPS SmartModem 700 (APC)           595127916738        1     48.44       398

UPS SmartModem 700 (APC)           596027254561        1     48.44       398

Copier - Panasonic ADF             JFBGG311377         1                                 132.92

HP Fax - 700 (CS530A)              MY5AQA304S          1                                 23.18

HP5/166 Desktop                    US61051257          1               5,954     5954    240
  Workstation(1)

HP5/166 Desktop                    US61058412          1
  Workstation(1)

HP5/166 Desktop
  Workstation(1)

Monitor 15" (HP-1024)              KR54865827          1    48.44        413      413    20

Monitor 15" (HP-1024)              KR54865829          1    48.44        413      413    20

Monitor 15" (HP-1024)                                  1    48.44        413      413    20

Monitor 15" (HP-1024)                                  1    48.44        413      413    20

HP DeskJet Color Printer                               1

Modem Racks Cabinet (APC)                              4

________________________________/

Note 1 - Includes CPU, Keyboard, Mouse, Case, Components
